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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                   GRAPHIC PACKAGING INTERNATIONAL CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   388690 10 9
                                 (CUSIP Number)

Jill B.W. Sisson, Esq.                                 Nick Nimmo, Esq.
General Counsel and Secretary                          Holme Roberts & Owen LLP
Graphic Packaging                                      1700 Lincoln Street
  International Corporation                            Suite 4100
4455 Table Mountain Drive                              Denver, CO 80203
Golden, Colorado  80403                                (303) 861-7000
(303) 215-2761
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 14, 2001**
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**  This Amendment No. 6 is being filed to update Amendment No. 5.

CUSIP Number:  388690 10 9

1             Names of Reporting Persons
               I.R.S. Identification Nos. of Above Persons (entities only)
                           William K. Coors

2             Check the Appropriate Box if a Member of a Group

(a)  /   /

(b)  / x /

3             SEC Use Only


4             Source of Funds
                             N/A

5             Check if Disclosure of Legal Proceedings is Required Pursuant
               to Items 2(d) or 2(e)                                       /   /

6             Citizenship or Place of Organization
                            United States of America

Number of                               7            Sole Voting Power
Shares                                                       143,893
Beneficially                            8            Shared Voting Power
Owned by                                                   1,726,652
Each Reporting                          9            Sole Dispositive Power
Person With                                                  143,893
                                        10           Shared Dispositive Power
                                                           1,726,652

11           Aggregate Amount Beneficially Owned by Each Reporting Person
                            1,870,550 *

12           Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares                                              /   /

13           Percent of Class Represented by Amount in Row (11)
                             Approximately 6.0% *

14           Type of Reporting Person
                             IN

* Amounts beneficially owned and the percentage of ownership include the right to acquire beneficial ownership within 60 days of 7,276 shares.

CUSIP Number:  388690 10 9

1            Names of Reporting Persons (entities only)
              I.R.S. Identification Nos. of Above Person
                             Peter H. Coors

2            Check the Appropriate Box if a Member of a Group

(a)  /   /

(b)  / x /

3            SEC Use Only


4            Source of Funds
                             N/A

5            Check if Disclosure of Legal Proceedings is Required Pursuant
              to Items 2(d) or 2(e)                                        /   /

6            Citizenship or Place of Organization
                             United States of America

Number of                               7            Sole Voting Power
Shares                                                        9,074
Beneficially                            8            Shared Voting Power
Owned by                                                  1,726,652
Each Reporting                          9            Sole Dispositive Power
Person With                                                   9,074
                                        10           Shared Dispositive Power
                                                          1,726,652

11          Aggregate Amount Beneficially Owned by Each Reporting Person
                             1,735,726

12           Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares                                             /   /

13           Percent of Class Represented by Amount in Row (11)
                             Approximately 5.6%

14           Type of Reporting Person
                             IN

CUSIP Number:  388690 10 9

1             Names of Reporting Persons (entities only)
               I.R.S. Identification Nos. of Above Person
                             Joseph Coors, Jr.

2             Check the Appropriate Box if a Member of a Group

(a)  /   /

(b)  / x /

3             SEC Use Only


4             Source of Funds
                             N/A

5             Check if Disclosure of Legal Proceedings is Required Pursuant
               to Items 2(d) or 2(e)                                       /   /

6             Citizenship or Place of Organization
                             United States of America

Number of                                 7            Sole Voting Power
Shares                                                          43,771
Beneficially                              8            Shared Voting Power
Owned by                                                    1,726,652
Each Reporting                            9            Sole Dispositive Power
Person With                                                     43,771
                                          10           Shared Dispositive Power
                                                            1,726,652

11           Aggregate Amount Beneficially Owned by Each Reporting Person
                             1,770,423*

12           Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares                                              /   /

13           Percent of Class Represented by Amount in Row (11)
                             Approximately 5.7%

14           Type of Reporting Person
                             IN

CUSIP Number:  388690 10 9

1             Names of Reporting Persons (entities only)
               I.R.S. Identification Nos. of Above Person
                             Jeffrey H. Coors

2             Check the Appropriate Box if a Member of a Group

(a)  /   /

(b)  / x /

3             SEC Use Only


4             Source of Funds
                             N/A

5             Check if Disclosure of Legal Proceedings is Required Pursuant
               to Items 2(d) or 2(e)                                       /   /

6             Citizenship or Place of Organization
                             United States of America

Number of                                7            Sole Voting Power
Shares                                                         1,607,939
Beneficially                             8            Shared Voting Power
Owned by                                                       1,726,652
Each Reporting                           9            Sole Dispositive Power
Person With                                                    1,607,939
                                         10           Shared Dispositive Power
                                                               1,726,652

11           Aggregate Amount Beneficially Owned by Each Reporting Person
                             3,334,591 *

12           Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares                                              /   /

13           Percent of Class Represented by Amount in Row (11)
                             Approximately 11.2%*

14           Type of Reporting Person
                             IN


* Amounts beneficially owned and the percentage of ownership include the right to acquire beneficial ownership within 60 days of 1,446,240 shares and include 30,400 shares held by his spouse and son.

CUSIP Number:  005123 10 4

1             Names of Reporting Persons
                             John K. Coors
               I.R.S. Identification Nos. of Above Persons (entities only)


2             Check the Appropriate Box if a Member of a Group
                                                                      (a)  /   /
                                                                      (b)  / x /

3             SEC Use Only


4             Source of Funds
                           N/A

5             Check if Disclosure of Legal Proceedings is Required Pursuant
               to Items 2(d) or 2(e)                                       /   /

6             Citizenship or Place of Organization
                             United States of America

Number of                                        7             Sole Voting Power
Shares                                                                    2,375
Beneficially                                     8           Shared Voting Power
Owned by                                                               1,726,652
Each Reporting                                   9        Sole Dispositive Power
Person With                                                                2,375
                                                 10     Shared Dispositive Power
                                                                       1,726,652

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                             1,729,027*

12          Check if the Aggregate Amount in Row (11) Excludes
              Certain Shares                                               /   /

13          Percent of Class Represented by Amount in Row (11)
                             Approximately 5.6%

14          Type of Reporting Person
                             IN

CUSIP Number:  388690 10 9

1             Names of Reporting Persons (entities only)
               I.R.S. Identification Nos. of Above Person
                             Adolph Coors, Jr. Trust

2             Check the Appropriate Box if a Member of a Group

(a)  /   /

(b)  / x /

3             SEC Use Only


4             Source of Funds
                             N/A

5             Check if Disclosure of Legal Proceedings is Required Pursuant
               to Items 2(d) or 2(e)                                       /   /

6             Citizenship or Place of Organization
                             Colorado

Number of                                7            Sole Voting Power
Shares                                                         2,800,000
Beneficially                             8            Shared Voting Power
Owned by                                                               0
Each Reporting                           9            Sole Dispositive Power
Person With                                                    2,800,000
                                         10           Shared Dispositive Power
                                                                       0

11           Aggregate Amount Beneficially Owned by Each Reporting Person
                             2,800,000

12          Check if the Aggregate Amount in Row (11) Excludes
              Certain Shares                                               /   /

13           Percent of Class Represented by Amount in Row (11)
                             Approximately 9.0%

14           Type of Reporting Person
                             OO*


* The reporting person is a trust.

CUSIP Number:  388690 10 9

1             Names of Reporting Persons (entities only)
               I.R.S. Identification Nos. of Above Person
                             Grover C. Coors Trust

2             Check the Appropriate Box if a Member of a Group

(a)  /   /

(b)  / x /

3             SEC Use Only


4             Source of Funds
                             N/A

5             Check if Disclosure of Legal Proceedings is Required Pursuant
               to Items 2(d) or 2(e)                                       /   /

6             Citizenship or Place of Organization
                             Colorado

Number of                                 7            Sole Voting Power
Shares                                                          51,211,864
Beneficially                              8            Shared Voting Power
Owned by                                                                0
Each Reporting                            9            Sole Dispositive Power
Person With                                                     51,211,864
                                          10           Shared Dispositive Power
                                                                        0

11           Aggregate Amount Beneficially Owned by Each Reporting Person
                                   51,211,864*

12           Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares                                              /   /

13           Percent of Class Represented by Amount in Row (11)
                               Approximately 64.5%

14           Type of Reporting Person
                             OO**


* Amounts beneficially owned and the percentage of ownership include the right to acquire beneficial ownership within 60 days of 48,484,848 shares

** The reporting person is a trust.

CUSIP Number:  388690 10 9

1             Names of Reporting Persons (entities only)
               I.R.S. Identification Nos. of Above Person
                             May K. Coors Trust

2             Check the Appropriate Box if a Member of a Group

(a)  /   /

(b)  / x /

3             SEC Use Only


4             Source of Funds
                             N/A

5             Check if Disclosure of Legal Proceedings is Required Pursuant
               to Items 2(d) or 2(e)                                       /   /

6             Citizenship or Place of Organization
                             Colorado

Number of                               7            Sole Voting Power
Shares                                                        1,726,652
Beneficially                            8            Shared Voting Power
Owned by                                                              0
Each Reporting                          9            Sole Dispositive Power
Person With                                                   1,726,652
                                        10          Shared Dispositive Power
                                                                      0

11           Aggregate Amount Beneficially Owned by Each Reporting Person
                             1,726,652

12           Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares                                              /   /

13           Percent of Class Represented by Amount in Row (11)
                             Approximately 5.6%

14           Type of Reporting Person
                             OO*


* The reporting person is a trust.

CUSIP Number:  388690 10 9

1             Names of Reporting Persons (entities only)
               I.R.S. Identification Nos. of Above Person
                             Herman F. Coors Trust

2             Check the Appropriate Box if a Member of a Group

(a)  /   /

(b)  / x /

3             SEC Use Only


4             Source of Funds
                             N/A

5        Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                             /   /

6        Citizenship or Place of Organization
                             Colorado

Number of                                  7            Sole Voting Power
Shares                                                           1,435,000
Beneficially                               8            Shared Voting Power
Owned by                                                                 0
Each Reporting                             9            Sole Dispositive Power
Person With                                                      1,435,000
                                           10           Shared Dispositive Power
                                                                         0

11           Aggregate Amount Beneficially Owned by Each Reporting Person
                             1,435,000

12           Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares                                              /   /

13           Percent of Class Represented by Amount in Row (11)
                             Approximately 4.6%

14           Type of Reporting Person
                             OO*


* The reporting person is a trust.

ITEM 1.             Security and Issuer

     Item 1 is amended by adding the following:

     This Amendment No. 6 (this "Amendment") to the Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 to such Schedule 13D (collectively, the "Schedule 13D"), each previously filed with the Securities Exchange Commission (the "SEC"), relates to common stock (the "Common Stock") of Graphic Packaging International Corporation (the "Company") and is being filed to disclose (i) the addition of two trustees, Joseph Coors and Peter H. Coors, to the Grover C. Coors Trust, (ii) the addition of two trustees, John K. Coors and Darden K. Coors, to the Herman F. Coors Trust, and (iii) the addition of one trustee, John K. Coors, to the May K. Coors Trust.

ITEM 2.           Indentity and Background

     Item 2 is amended and restated in its entirety as follows:

     This Amendment No. 6 to Schedule 13D is filed on behalf of each of the following persons pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "Act") with respect to Common Stock described in this Schedule:
William K. Coors, John K. Coors, Peter H. Coors, Joseph Coors, Jr., Jeffrey H. Coors, the Adolph Coors, Jr. Trust, the Grover C. Coors Trust, the May K. Coors Trust, and the Herman F. Coors Trust ("Filing Persons").

William K. Coors, John K. Coors, Peter H. Coors, Joseph Coors, Jr., Jeffrey H. Coors, Joseph Coors, J. Bradford Coors, Melissa Eaton Coors and Darden K. Coors presently serve as trustees of one or more of the Adolph Coors, Jr. Trust, the Grover C. Coors Trust, the May K. Coors Trust, and the Herman F. Coors Trust. Each trust has three or more trustees. With respect to each of the trusts (other than the May K. Coors Trust), the affirmative vote of a majority of the trustees is required to determine how shares of Common Stock held by the trust will be voted or to dispose of any shares of Common Stock held by the trust. With respect to the May K. Coors Trust, the affirmative vote of all of the trustees is required to determine how shares of Common Stock held by the trust will be voted or to dispose of any shares of Common Stock held by the trust.

     Each Filing Person disavows that he or it is acting with any other Filing Person(s) as a "group" under Section 13(d)(3) of the Act.

     The Filing Persons are making a single joint filing pursuant to Rule 13d-1(k)(1) or Rule 13d-1(k)(2).

             A           NATURAL PERSONS

William K. Coors
Business Address:  c/o Graphic Packaging International Corporation
                       4455 Table Mountain Drive
                       Golden, Colorado 80403
Present Principal Occupation: Director of the Company (see Item 1 for principal business and address of the Company); Chairman of the Board of Adolph Coors Company ("Coors"), a holding company for beer business (see Business Address for address of Coors)


John K. Coors
Business Address: c/o CoorsTek, Inc.
                  16000 Table Mountain Parkway
                  Golden, Colorado 80403
Present Principal Occupation: Chairman, President and Chief Executive Officer of CoorsTek, Inc., 16000 Table Mountain Parkway, Golden, Colorado 80403, a manufacturer of ceramic components.


Peter H. Coors
Business Address:  c/o Adolph Coors Company
                       311 10th Street, NH300
                       Golden, Colorado 80401
Present Principal Occupation: President and Chief Executive Officer of Coors, a holding company for beer business (see Business Address for address of Coors); Vice Chairman and Chief Executive Officer of Coors Brewing Company, Golden, Colorado, 80401, a brewery and subsidiary of Coors.

Joseph Coors, Jr.
Business Address:  c/o CoorsTek, Inc.
                       16000 Table Mountain Parkway
                       Golden, Colorado 80403
Present Principal Occupation: Retired


Jeffrey H. Coors
Business Address:  c/o Graphic Packaging International Corporation
                       4455 Table Mountain Drive
                       Golden, Colorado 80403
Present Principal Occupation: Retired


None of the above named persons have, during the last five years, (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a judgment, decree or final order finding any violations with respect to such laws.

All of the above named persons are citizens of the United States of America.

               B.               TRUSTS

                     Principal Place                              Principal
         Name          of Business          Citizenship           Purpose       Trustees
         ----          -----------          -----------           -------       --------
Adolph Coors,   William K. Coors            Administered under   To manage      William K. Coors,
Jr. Trust       Coors Family Trust Office   the laws of the      trust assets   Peter H. Coors,
                c/o Adolph Coors Company    State of Colorado    for the        Jeffrey H. Coors,
                Mail Stop ZR900                                  benefit of a   J. Bradford Coors*,
                P.O. Box 4030                                    class of       Melissa Eaton Coors**
                Golden, Colorado 80401                           beneficiaries

*J. Bradford Coors (trustee; information regarding J. Bradford Coors is provided because he serves as a trustee). Business Address: c/o Adolph Coors Company, 311 10th Street, Mail No. BC400, Golden, Colorado 80401. Present Principal
Occupation: General Manager of Coors, a holding company for beer business (see Business Address for address of Coors).

** Melissa Eaton Coors (trustee; information regarding Melissa Eaton Coors is provided because she serves as a trustee). Business Address: c/o Coors Brewing Company, 311 10th Street, Mail No. NH495, Golden, Colorado 80401. Present Principal Occupation: Business Development Manager for Coors Brewing Company (see Business Address for address of Coors Brewing Company).

For the identity and background of the other Trustees, see Item 2, subsection A.

                 Principal Place                                   Principal
         Name    of Business                Citizenship            Purpose           Trustees
         ----    -----------                -----------            -------           --------
Grover C. Coors  Coors Family Trust Office  Administered under the  To manage        William K. Coors,
Trust            c/o Adolph Coors Company   laws of the State of    trust assets     Peter H. Coors,
                 Mail Stop ZR900            Colorado                for the          Joseph Coors, Jr.,
                 P.O. Box 4030                                      benefit of a     Jeffrey H. Coors,
                 Golden, Colorado 80401                             class of         John K. Coors
                                                                    beneficiaries    Joseph Coors*

*Joseph Coors (trustee; information regarding Joseph Coors is provided because he serves as a trustee). Business Address: c/o Graphic Packaging International Corporation, 4455 Table Mountain Drive, Golden, Colorado 80403. Present Principal Occupation: Director Emeritus of the Company (see Item 1 for principal business and address of the Company)

For the identity and background of the other Trustees, see Item 2, subsection A.


                Principal Place                                     Principal
   Name         of Business                 Citizenship             Purpose         Trustees
   ----         -----------                 -----------             -------         --------
May K. Coors   Coors Family Trust Office   Administered under the  To manage        William K. Coors,
Trust          c/o Adolph Coors Company    laws of the State of    trust assets     Peter H. Coors,
               Mail Stop ZR900             Colorado                for the          Joseph Coors, Jr.,
               P.O. Box 4030                                       benefit of a     Jeffrey H. Coors,
               Golden, Colorado 80401                              class of         John K. Coors
                                                                   beneficiaries

For the identity and background of the Trustees, see Item 2, subsection A.



                  Principal Place                                       Principal
         Name      of Business                  Citizenship             Purpose                Trustees
         ----      -----------                  -----------             -------                --------

Herman F. Coors   Coors Family Trust Office   Administered under the   To manage        William K. Coors,
Trust             c/o Adolph Coors Company    laws of the State of     trust assets     Peter H. Coors,
                  Mail Stop ZR900             Colorado                 for the          Joseph Coors, Jr.,
                  P.O. Box 4030                                        benefit of a     Jeffrey H. Coors,
                  Golden, Colorado 80401                               class of         Darden K. Coors*,
                                                                       beneficiaries    John K. Coors

*Darden K. Coors (trustee; information regarding Darden K. Coors is provided because she serves as a trustee). Business Address: Graphic Packaging International Corporation, 4455 Table Mountain Drive, Golden, Colorado 80403. Present Principal Occupation: Counsel to the Company (see Item 1 for principal business and address of the Company).


For the identity and background of the other Trustees, see Item 2, subsection A.

     None of the above named trusts nor J. Bradford Coors, Melissa Eaton Coors, Darden K. Coors and Joseph Coors have, during the last five years, (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a judgment, decree or final order finding any violations with respect to such laws.

     J. Bradford Coors, Melissa Eaton Coors, Darden K. Coors and Joseph Coors are citizens of the United States of America.


ITEM 3.           Source and Amount of Funds or Other Consideration

     Securities were not purchased. The additional trustees acquired shares in their capacities as co-trustees upon being appointed co-trustees for trusts holding the shares.


ITEM 4.           Purpose of Transaction

     The additional trustees were appointed to fill vacancies in trusteeships with no objective other than to carry out the terms of the respective trusts. There are no plans or proposals as described in (a)-(j) of the instructions to
Item 4. Securities of the issuer may from time to time be acquired or disposed of in the ordinary course of carrying out the terms of the several trusts.

ITEM 5.           Interest in Securities of the Issuer

     As of February 21, 2001, there were 30,966,706 shares of Common Stock outstanding for Graphic Packaging International Corporation.

William K. Coors
(a)           Amount beneficially owned:                                                               1,870,545
(b)           Percent of class:                                                               Approximately 6.0%
(c)           Number of shares as to which the person has:
               (i)          Sole power to vote or to direct the vote:                                    143,893
               (ii)         Shared power to vote or to direct the vote:                                1,726,652
               (iii)        Sole power to dispose or to direct the disposition of:                       143,893
               (iv)         Shared power to dispose or to direct the disposition of:                   1,726,652


Amounts beneficially owned and the percentage of ownership include the right to acquire beneficial ownership within 60 days of 7,276 shares.


Peter H. Coors
(a)          Amount beneficially owned:                                                                 1,735,726
(b)          Percent of class:                                                                  Approximately 5.6%
(c)          Number of shares as to which the person has:
              (i)           Sole power to vote or to direct the vote:                                       9,074
              (ii)          Shared power to vote or to direct the vote:                                 1,726,652
              (iii)         Sole power to dispose or to direct the disposition of:                          9,074
              (iv)          Shared power to dispose or to direct the disposition of:                    1,726,652

Joseph Coors, Jr.
(a)          Amount beneficially owned:                                                                  1,770,423
(b)          Percent of class:                                                                  Approximately 5.7%
(c)          Number of shares as to which the person has:
               (i)          Sole power to vote or to direct the vote:                                       43,771
               (ii)         Shared power to vote or to direct the vote:                                  1,726,652
               (iii)        Sole power to dispose or to direct the disposition of:                          43,771
               (iv)         Shared power to dispose or to direct the disposition of:                     1,726,652


Jeffrey H. Coors
(a)          Amount beneficially owned:                                                               3,334,591
(b)          Percent of class:                                                              Approximately 11.1%
(c)          Number of shares as to which the person has:
               (i)          Sole power to vote or to direct the vote:                                 1,607,939
               (ii)         Shared power to vote or to direct the vote:                               1,726,652
               (iii)        Sole power to dispose or to direct the disposition of:                    1,607,939
               (iv)         Shared power to dispose or to direct the disposition of:                  1,726,652

Amounts beneficially owned and the percentage of ownership include the right to acquire beneficial ownership within 60 days of 1,146,240 shares. Also includes
30,400 indirect by spouse and son.


John K. Coors
(a)          Amount beneficially owned:                                                               1,729,027
(b)          Percent of class:                                                               Approximately 5.6%
(c)          Number of shares as to which the person has:
              (i)           Sole power to vote or to direct the vote:                                     2,375
              (ii)          Shared power to vote or to direct the vote:                               1,726,652
              (iii)         Sole power to dispose or to direct the disposition of:                       39,558
              (iv)         Shared power to dispose or to direct the disposition of:                   1,726,652


Adolph Coors, Jr. Trust
(a)          Amount beneficially owned:                                                               2,800,000
(b)          Percent of class:                                                               Approximately 9.0%
(c)          Number of shares as to which the person has:
               (i)          Sole power to vote or to direct the vote:                                 2,800,000
               (ii)         Shared power to vote or to direct the vote:                                       0
               (iii)        Sole power to dispose or to direct the disposition of:                    2,800,000
               (iv)        Shared power to dispose or to direct the disposition of:                           0

Grover C. Coors Trust
(a)          Amount beneficially owned:                                                               51,211,864
(b)          Percent of class:                                                               Approximately 64.5%
(c)          Number of shares as to which the person has:
              (i)           Sole power to vote or to direct the vote:                                 51,211,864
              (ii)          Shared power to vote or to direct the vote:                                        0
              (iii)         Sole power to dispose or to direct the disposition of:                    51,211,864
              (iv)          Shared power to dispose or to direct the disposition of:                           0

Amounts beneficially owned and the percentage of ownership include the right to acquire beneficial ownership within 60 days of 48,485,000 shares.


May K. Coors Trust
(a)          Amount beneficially owned:                                                               1,726,652
(b)          Percent of class:                                                               Approximately 5.6%
(c)          Number of shares as to which the person has:
              (i)           Sole power to vote or to direct the vote:                                 1,726,652
              (ii)          Shared power to vote or to direct the vote:                                       0
              (iii)         Sole power to dispose or to direct the disposition of:                    1,726,652
              (iv)         Shared power to dispose or to direct the disposition of:                           0


Herman F. Coors Trust
(a)          Amount beneficially owned:                                                               1,435,000
(b)          Percent of class:                                                               Approximately 4.6%
(c)          Number of shares as to which the person has:
              (i)           Sole power to vote or to direct the vote:                                 1,435,000
              (ii)          Shared power to vote or to direct the vote:                                       0
              (iii)         Sole power to dispose or to direct the disposition of:                    1,435,000
              (iv)         Shared power to dispose or to direct the disposition of:                           0


J. Bradford Coors
(a)          Amount beneficially owned:                                                                       0
(b)          Percent of class:                                                                 Approximately 0%
(c)          Number of shares as to which the person has:
              (i)           Sole power to vote or to direct the vote:                                         0
              (ii)          Shared power to vote or to direct the vote:                                       0
              (iii)         Sole power to dispose or to direct the disposition of:                            0
              (iv)         Shared power to dispose or to direct the disposition of:                           0


Melissa Eaton Coors
(a)          Amount beneficially owned:
(b)          Percent of class:                                                                  Approximately 0%
(c)          Number of shares as to which the person has:
              (i)           Sole power to vote or to direct the vote:                                          0
              (ii)          Shared power to vote or to direct the vote:                                        0
              (iii)         Sole power to dispose or to direct the disposition of:                             0
              (iv)          Shared power to dispose or to direct the disposition of:                           0


Darden K. Coors
(a)          Amount beneficially owned:
(b)          Percent of class:                                                                  Approximately 0%
(c)          Number of shares as to which the person has:
              (i)           Sole power to vote or to direct the vote:                                      4,687
              (ii)          Shared power to vote or to direct the vote:                                        0
              (iii)         Sole power to dispose or to direct the disposition of:                         4,687
              (iv)          Shared power to dispose or to direct the disposition of:                           0

Amounts beneficially owned and the percentage of ownership include the right to acquire beneficial ownership within 60 days of 2,425 shares.


Joseph Coors
(a)          Amount beneficially owned:                                                                 312,592
(b)          Percent of class:                                                               Approximately 1.0%
(c)          Number of shares as to which the person has:
               (i)          Sole power to vote or to direct the vote:                                   312,592
              (ii)          Shared power to vote or to direct the vote:                                       0
              (iii)         Sole power to dispose or to direct the disposition of:                      312,592
              (iv)         Shared power to dispose or to direct the disposition of:                           0

Joseph Coors has shared power to vote or dispose of or to direct the vote or disposition of 250,000 shares of Common Stock which are held in the Joseph Coors Trust, a revocable trust for his benefit.

Amounts beneficially owned and the percentage of ownership include the right to acquire beneficial ownership within 60 days of 3,638 shares and include 50,000 shares held by his spouse.

None of the Filing Persons nor J. Bradford Coors, Melissa Eaton Coors, Joseph Coors and Darden K. Coors have effected any transaction in the Common Stock during the last 60 days.


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The response to Items 3, 4 and 5 of this Statement are incorporated herein by reference.

     The Grover C. Coors Trust and the Company have entered into the following agreements with respect to the securities of the Company:

Preferred Stock Purchase Agreement

     The Company and the Grover C. Coors Trust entered into a Preferred Stock Purchase Agreement, dated August 15, 2000, incorporated herein by reference to
Exhibit 99.2, pursuant to which the Grover C. Coors Trust acquired 1,000,000 shares of the Company's preferred stock. The Preferred Stock Purchase Agreement provides certain rights to the Grover C. Coors Trust, as the holder of the preferred stock, as described in "Terms of the Preferred Stock" below.

Terms of Preferred Stock

     The following is a summary of certain terms of the preferred stock and is qualified in its entirety by the Preferred Stock Purchase Agreement and by the Statement of Designations, attached hereto as Exhibit 99.4:

     Ranking. The preferred stock ranks senior to the Common Stock and to all classes or series of stock to the extent that they rank junior to the preferred stock as to dividend rights, redemption rights or liquidation rights.

     Liquidation Preference. The preferred stock has a liquidation preference of $100 per share (the "Stated Value"), plus all accrued and unpaid dividends (the "Liquidation Preference").

     Dividends. Holders of preferred stock are entitled to receive quarterly dividends at an annual rate per share of 10% of the Liquidation Preference of such share from and including August 15, 2000 (the "Issue Date"). However, for so long as the Liquidation Preference per share is equal to the Stated Value per share, the amount of dividend payable per share will be $2.50 for each full quarterly dividend period.

     Redemption. The preferred stock is not redeemable prior to the fifth anniversary of the Issue Date. Subject to certain limitations set forth in the Preferred Stock Purchase Agreement, after the fifth anniversary of the Issue Date, the preferred stock is redeemable, in whole or in part, at the option of the Company on at least 20 but no more than 60 days notice to the holders of preferred stock during the 12-month periods commencing on the anniversary of the Issue Date in each of the following years, at the following prices per share, plus in each case, all accrued and unpaid dividends: 2005, $105; 2006, $104; 2007, $103; 2008, $102; 2009, $101; and 2010 and thereafter, $100.

     Conversion Rights. Unless previously redeemed, shares of the preferred stock may, at the option of the holder, be converted, in whole or in part, into fully paid and nonassessable shares of Common Stock at any time and from time to time prior to the date of redemption. The conversion rate is currently 48.485 shares of Common Stock for each share of preferred stock (the "Conversion Rate"). The Conversion Rate will be adjusted if the Company (i) pays a dividend or makes a distribution on the Common Stock, (ii) subdivides the outstanding shares of Common Stock into a greater number of shares, (iii) combines the outstanding shares of Common Stock into a smaller number of shares, (iv) pays a dividend or makes a distribution on the Common Stock in shares of its capital stock, (v) issues by reclassification of its shares of Common Stock any shares of its capital stock or (vi) issues Common Stock at a price less than 80% of the current market price.

     Put Rights. From and after the tenth anniversary of the Issue Date until such time as Coors has agreed to register with the SEC a sufficient amount Coors Class B Common Stock to repay, on an after-tax basis, all of the indebtedness incurred by the Grover C. Coors Trust in connection with the purchase of the preferred stock, or until such time as such indebtedness has otherwise been paid in full, the holder of the preferred stock has to the right to require the Company to repurchase some or all of the preferred stock for an amount per share equal to the Liquidation Preference.

     Voting Rights. Each share of preferred stock is entitled to a number of votes equal to one vote for each two whole shares of Common Stock into which such share of preferred stock is convertible. The holders of preferred stock shall vote together with the holders of Common Stock as a single class, except that the holders of preferred stock are not permitted to vote on the election of directors until after the expiration or earlier termination of the waiting period in connection with the pre-merger notification under the Hart-Scott-Rodino Antitrust Improvement Act of 1976. In addition, the holders of preferred stock will vote separately as a single class on any merger or consolidation of the Company, the sale of all or substantially all of the Company's assets or the dissolution or liquidation of the Company.

Registration Rights Agreement

     The Company has also entered into a Registration Rights Agreement, incorporated herein by reference to Exhibit 99.3, in connection with the issuance of the preferred stock. The Registration Rights Agreement gives the holder of the preferred stock the right to demand registration under the Securities Act of 1933, as amended (the "Act"), of the Common Stock into which the preferred stock is convertible at any time upon written notice to the Company. The Company is obligated to use its best efforts to complete the registration of the Common Stock so requested within 90 days of the request by the holder, subject to certain exceptions. If the Company proposes to register any of its securities under the Act, it must give the holder of the preferred stock notice of such proposal and cause to be registered under the Act all of the securities so requested by such holder, subject to certain exceptions. The Company is required to bear all of the expenses associated with a registration pursuant to the Registration Rights Agreement, subject to certain limited exceptions. The registration rights of the holder will terminate on the later of the tenth anniversary of the Issue Date or the fifth anniversary of the conversion of all outstanding shares of preferred stock into Common Stock.


ITEM 7.    Material to Be Filed as Exhibits

Exhibits:  99.1.    Statement of Filing Persons pursuant to
                    Rule 13d-1(k)(1)(iii)

           99.2. Preferred Stock Purchase Agreement. Incorporated herein by reference to Exhibit 99.2 to Amendment No. 5 to Schedule 13D filed August 17, 2000.

           99.3. Registration Rights Agreement. Incorporated herein by reference to Exhibit 99.2 to Amendment No. 5 to Schedule 13D filed August 17, 2000.

           99.4. Statement of Designations. Incorporated herein by reference to Exhibit 99.2 to Amendment No. 5 to Schedule 13D filed August 17, 2000.

           99.5. Power of Attorney for Jeffrey H. Coors. Incorporated by reference from Amendment No. 4 to Schedule 13-D filed August 7, 2000.

                                    Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


William K. Coors


 /s/ William K. Coors                                February 26, 2001
-----------------------------------------            ------------------
                                                     Date


Peter H. Coors


 /s/ Peter H. Coors                                  February 26, 2001
-----------------------------------------------      ---------------
                                                     Date


Joseph Coors, Jr.


 /s/ Joseph Coors, Jr.                               February 26, 2001
----------------------------------------------       ---------------
                                                     Date


Jeffrey H. Coors


 /s/ *                                               February 26, 2001
--------------------------------------------         ---------------
                                                     Date


John K. Coors


 /s/ John K. Coors                                   February 26, 2001
-----------------------------------------            ------------------
                                                     Date

Adolph Coors, Jr. Trust

BY:


 /s/ William K. Coors                                February 26, 2001
------------------------------------------           ---------------
William K. Coors                                     Date
Trustee



Grover C. Coors Trust

BY:


 /s/ William K. Coors                                February 26, 2001
------------------------------------------           ---------------
William K. Coors                                     Date
Trustee



May K. Coors Trust

BY:


 /s/ *                                               February 26, 2001
------------------------------------------           ---------------
Jeffrey H. Coors                                     Date
Trustee



Herman F. Coors Trust

BY:


 /s/ Joseph Coors, Jr.                               February 26, 2001
------------------------------------------           ---------------
Joseph Coors, Jr.                                    Date
Trustee


*  By /s/ Jill B.W. Sisson
      ------------------------------------
      Jill B.W. Sisson, Attorney in Fact